Exhibit 99.1

Corporate News

CIBC Announces Senior Executive Appointment

TORONTO, September 1, 2020 - CIBC (TSX: CM) (NYSE: CM) President and CEO Victor Dodig today announced an appointment to the bank’s Executive Committee.

Kikelomo (Kike) Lawal has been appointed Executive Vice-President and Chief Legal Officer, effective October 12, 2020. In this role, Ms. Lawal will be accountable for overseeing the Legal function globally as well as the Corporate Secretary, Ombudsman and Privacy Office functions, and related policies and programs. She will join the bank’s Executive Committee and will report to Victor Dodig, President and CEO of CIBC.

Ms. Lawal was most recently the Chief Legal Officer, Ombudsman and Corporate Secretary at Interac Corporation and has over 20 years of progressive leadership experience including legal expertise as both a trial lawyer and a transactional lawyer. She is a graduate of Harvard Law School, and her Bar admissions include New York State Bar and Law Society of Upper Canada.

Ms. Lawal is also a strong advocate for inclusion, speaking regularly on the importance of inclusion across multiple dimensions, including gender, race/ethnicity and life experience.

“Kike is a proven leader and she will play a key role as we continue to build a relationship-oriented bank for a modern world and live our purpose – to help make our clients’ ambitions a reality,” said Mr. Dodig. “She is an accomplished legal professional with strong business acumen who brings a strategic approach to the position. We look forward to having Kike join our leadership team and adding her expertise, experience and perspective to our bank.”

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html.

For further information: Tom Wallis, Communications & Public Affairs, tom.wallis@cibc.com 416-980-4048